Joe Laxague Partner jlaxague@cronelawgroup.com
Mason Allen Of Counsel mallen@cronelawgroup.com

VIA EDGAR

November 14, 2023

U.S. SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Attn:	Julie Sherman
Terence O’Brien
Conlon Danberg
Margaret Schwartz

Re:	Oriental Rise Holdings Limited
Registration Statement on Form F-1
Filed October 13, 2023
File No. 333-274976

Dear Mr. Danberg and Ms. Schwartz

On behalf of Oriental Rise Holdings Limited, a Cayman Islands corporation (the “Company”), we write in response to comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated October 30, 2023, with reference to the Company’s Registration Statement on Form F-1 filed with the Commission on October 13, 2023, (the “Registration Statement”). We also simultaneously file with the Commission an amended Registration Statement on Form F-1 in response to such comments.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

November 14, 2023

Page | 2

Registration Statement on Form F-1 filed October 13, 2023

Cover Page

1. We note your disclosure that the Selling Shareholders will not sell any Ordinary Shares until after the closing of the underwritten primary offering. Please advise us why you are including the selling shareholder offering in the same prospectus as your underwritten primary offering or have not elected to use a prospectus supplement for the selling shareholder offering.

Response: In response this comment, the Company respectfully advises the Commission that the offering by the Selling Shareholders is dependent upon both: (i) approval of the planned listing of the Company’s ordinary shares on the Nasdaq Stock Market; and (ii) closing of the underwritten primary offering. Immediately upon occurrence of both of these conditions, the Selling Shareholders will offer to sell their shares in one or more transactions at prevailing market prices at the time of the sale. The required prospectus information with regard to both the underwritten primary offering by the Company and the secondary offering by the Selling Shareholders will, at the time the Company files its final prospectus under Rule 424(b)(4), consist of the same information to be filed at the same time (i.e., 2 business days following the commencement of the underwritten primary offering). See, Rule 424(b)(4) and Rule 15c6-1. Because the secondary offering by selling shareholders is dependent upon both Nasdaq listing approval and the closing of the underwritten primary offering, and because the secondary offering will commence concurrently with the close of the underwritten primary offering, the Company has chosen to cover both offerings in one prospectus, rather than file two final prospectuses with the same information at the same time.

2. We note your statement that “[t]he offering by the Selling Shareholders will remain open for 180 days following the date of this prospectus.” Please explain why or how the resale offering will only remain open for 180 days. For example, please explain if you have only agreed to keep the Registration Statement effective for a period of 180 days, if you intend to enter into lock-up agreements with the Selling Shareholders that will become effective after 180 days, or if you intend to de-register any unsold securities after such time. If you have entered into any contractual agreements with the Selling Shareholders, please disclose such agreements and file them as an exhibit to the Registration Statement or explain why you are not required to do so.

Response: In response this comment, the Company advises the Commission that it does not have any contractual agreements with the Selling Shareholders requiring registration of their shares or otherwise. Instead, the Company has decided to register their shares for resale as a method for providing some liquidity to its prior private investors. The term of the Selling Shareholder offering under the Registration Statement is limited to 180 days because, after the passage of this period, the Company expects that the Selling Shareholders will avail themselves of the safe harbor under Rule 144 for the offer and sale of any unsold shares, making continued registration unnecessary. In response to this comment, the Company has amended the Registration Statement to clarify that it does not intend to keep the Registration Statement effective after 180 days (on the cover page and on page 65) and to state that it does not have any agreements with the Selling Shareholders (on page 65).

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

November 14, 2023

Page | 3

3. We note your statement that your founders will beneficially own 52.2% of the total voting power of your issued and outstanding share capital immediately following the completing of this offering. Please disclose on the cover page and in the prospectus summary whether the Company will be a “controlled company” as defined under the relevant Nasdaq listing rules and, if so, whether you intend to rely on the applicable exemptions as a controlled company. If applicable, please include risk factor disclosure that discusses the effect, risks and uncertainties of being designated a controlled company, including but not limited to, the result that you may elect not to comply with certain corporate governance requirements.

Response: As currently discussed on page 13 of the Registration Statement as part of the Prospectus Summary, although the Company will meet the definition of a “controlled company” under applicable Nasdaq rules, the Company does not intend to avail itself of any related exemptions from Nasdaq’s regular listing and governance rules. In response this comment, the Company has added an additional statement to this effect on the cover page.

Commonly Used Defined Terms, page ii

4. We note your response to previous comment 1 and statement on page 42 that “[t]he operational and legal risks associated with being based in and having operations in China may also to the extent applicable apply to operations in Hong Kong and Macau which operate under different sets of laws from those of Mainland China, except for those confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong or Macau.” Please revise this statement to note that the operational and legal risks associated with being based in and having operations in China would apply to any operations in Hong Kong or Macau, rather than stating that such risks “may also to the extent applicable” apply.

Response: In response this comment, the Company has amended the Registration Statement to revise the language on page 42 as instructed.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

November 14, 2023

Page | 4

Shares Eligible for Future Sale

Lock-Up Agreements, page 155

5. We note you have removed one of the Selling Shareholders, ECF (BVI) Limited, from the list of shareholders subject to a 180-day lock up on page 155. You also state that the 180 day lock-up applies to “[a]ll of our directors, company officers, and holders of 5% or more of our Ordinary Shares.” Given that ECF (BVI) Limited is a holder of more than 5% of your Ordinary Shares, please revise to clarify that they are not subject to a lock-up agreement and will be permitted to make resales immediately following the closing of the offering.

Response: In response this comment, the Company has amended the Registration Statement at page 155 to clarify that ECF (BVI) Limited will enter into a lock-up agreement with respect to that portion of its shares not registered for resale under the Registration Statement.

Financial Statements for the Six Months Ended June 30, 2023

Note 18. Share and Capital Reserves, page F-40

6. We see your disclosure that on September 27, 2023, you subdivided each of the then issued and unissued ordinary shares of a par value of US$0.001 per ordinary share of the company into 1.25 Ordinary Share of a par value of US$0.0008 per ordinary share of the company and as a result of the Subdivision, the total of 16,000,000 issued and outstanding ordinary share of a par value of US$0.001 per ordinary share prior to the Subdivision became 20,000,000 issued and outstanding ordinary shares of a par value of US$0.0008 per ordinary share. Your disclosure indicates that in accordance with ASC 260, you have retroactively restated all shares and per share data for the periods presented. We do not see how you have retroactively restated your annual financial statements, please advise.

Response: In response this comment, the Company has amended the Registration Statement to revise its financial statements to retroactively restated all shares and per share data for the periods presented to reflect 1.25 for 1 share division.

7. In this regard, please tell us why the Subdivision did not impact the HK par value.

Response: In response this comment, the Company has amended the Registration Statement to reflect the adjusted $0.008 HK$ par value of its ordinary shares.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

November 14, 2023

Page | 5

General

8. We note your response to previous comment 6 and reissue the comment in full. We note the revised disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is still unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on July 7, 2023, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of July 7, 2023. As examples, and without limitation, we note that your revised disclosure in the latest amendment still does not addresses the following points:

●	In the Significant Risk Factor Summary section, disclosure noting that rules and regulations in China can change quickly with little advance notice;

●	In the Risk Factor section, disclosure noting that the Chinese government may exercise significant oversight and discretion over the conduct of your business and may intervene in or influence your operations at any time; and

●	In the Risk Factor section, disclosure noting that the Chinese government may exert more control over offerings conducted overseas and foreign investment in Mainland China-based issuers.

Response: In response this comment, the Company has amended the Registration Statement to add the specific language in the first bullet point of this comment to the summary of significant risk factors. In addition, the language in the second and third bullet points of this comment has been added to the first risk factor on page 42 of the Registration Statement.

9. We note your statement on the cover page: “The Selling Shareholders may offer their Ordinary Shares from time to time directly or through one or more broker-dealers or agents at market prices prevailing at the time of sale.” Please revise to fix an initial price for the resale offering until your ordinary shares are listed on the Nasdaq Capital Market and there is an established market for these resale shares. Refer to Item 501(b)(3) of Regulation S-K.

Response: In response this comment, the Company has amended the Registration Statement to clarify on the cover page that the successful listing of the Company’s ordinary shares on the Nasdaq Capital Market is a condition to the closing of the underwritten primary offering and the secondary offering by the selling shareholders. Accordingly, any and all shares sold in the resale offering will be sold on a national securities exchange.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

November 14, 2023

Page | 6

10. Please revise to clarify whether the intent of including the resale offering is to meet the Nasdaq listing standards and, if so, if you have consulted with Nasdaq with respect to this plan. Additionally revise the related risk factor on page 57 to disclose the risks related to potential price volatility/depreciation for investors in the primary offering as a result of the resale being a large volume of shares and potentially at different pricing after the initial fixed price.

Response: In response this comment, the Company respectfully advises the Commission that the purpose of the inclusion of the resale offering is primarily to provide liquidity to prior private investors in the Company. The underwritten offering as originally contemplated in the Company’s confidential draft registration statements would have met with Nasdaq listing standards. In response to current market conditions, however, the Company has reduced the relative and absolute size of the proposed underwritten offering while adding a resale component for existing investors to provide additional liquidity. Although the offering, as currently structured, may require a portion of the Selling Shareholder offering to meet Nasdaq Capital Market initial listing standards, this was not the motiving factor in adding this component to the Registration Statement. In response to this comment, the Company has amended its risk factor on page 57 to disclose the risks related to potential price volatility and/or depreciation for investors in the primary offering as a result of the potential resale of a large volume of shares by the selling shareholders.

We thank the Staff for its review of the Registration Statement and this correspondence. Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

Sincerely yours,

THE CRONE LAW GROUP P.C.

/s/ Joe Laxague
Joe Laxague

cc:	Dezhi Liu
Chief Executive Officer
Oriental Rise Holdings Limited